ABN 41 009 117 293

**FIRST AUSTRALIAN RESOURCES LIMITED**

*Incorporated in Western Australia*

October 25, 2004



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA



Gentlemen:

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,



TED BRINDAL
Company Secretary

dw 11/3

Lodgement with Australian Stock Exchange:
25 October 2004 – (ASX Announcement & Media Release – Bass Basin)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

25 October 2004

# ASX ANNOUNCEMENT AND MEDIA RELEASE

## BASS BASIN - T18P ROYALTY INTEREST

FAR wishes to advise that it is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Ensco 102 jack-up is now on location preparing to drill the Trefoil Prospect.

The royalty interest was created by a Deed of Assignment and Grant of Royalty dated 19 March 1986 made between First Australian Resources NL et al and Amoco Australia Petroleum Company ("Amoco") and South Australian Oil & Gas Corporation Pty Limited ("SAOG") pursuant to which a participating interest in T18P was assigned in exchange for an over-riding royalty interest.

The Deed establishing the royalty interest was registered by the relevant authority under the Petroleum (Submerged Lands) Act on 23 March 1986. The overriding royalty is based on a share of gross production net of Government royalty and resource rent tax.

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T18P joint venture) accepting liability in respect of its obligation under the Deed.

As a royalty holder FAR does not receive information on activities within the block, however public domain data lodged with the ASX indicates the Trefoil Prospect has potential Reserves of 300 PJ and 36 million barrels of liquids. Trefoil is located approximately 37 km west of the Yolla A platform.

A public domain map showing the Trefoil Prospect together with the White Ibis Field (potential 50PJ and 5 million barrels) is attached. In accordance with ASX listing rules, FAR intends to provide progress reports as and when exploration progress reports are publicly released by the Operator.

In its latest Weekly Drilling Report lodged with the ASX, Origin Energy advised:

> *"As at 9.00am on 21 October 2004, the ENSCO 102 Jack-up drilling rig was on the Trefoil 1 exploration well location preloading legs prior to jacking up and spudding the well."*

**For further information please contact:**
**Tel:** +61-8-9322-3939
**Fax:** +61-8-9322-5116
**E-mail:** info@far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au


Yolla Field
323 PJ
31 mmb liquids
Yolla-3,4
Trefoil Prospect
Potential Reserves 300 PJ
36 mmb liquids
White Ibis Field
50 PJ
5 mmb liquids
T/RL1
(AWE 30%)
T/18P
Bass 1
Yolla 1
Yolla 2
Aroo East
Aroo 1
Trefoil
Robbins
Montague
White Ibis 1
Bass 3
LEGEND
LOCALITY MAP
Melbourne
VICTORIA
BASS BASIN
TASMANIA
Bass Basin
PROSPECTS AND LEADS

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au